SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30671; File No. 812-14128]

The Northwestern Mutual Life Insurance Company, et al.; Notice of Application

Agency: Securities and Exchange Commission ("SEC" or "Commission")

August 22, 2013

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act"

or "Act") and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of

the Act.

Applicants: The Northwestern Mutual Life Insurance Company (the "Company"), NML

Variable Annuity Account A ("VA Account A"), NML Variable Annuity Account B ("VA

Account B") and NML Variable Annuity Account C ("VA Account C," and together with VA

Account A and VA Account B, the "Annuity Accounts") and Northwestern Mutual Variable Life

Account ("VL Account") and Northwestern Mutual Variable Life Account II ("VL Account II,"

together with VL Account, the "Life Accounts," and together with the Annuity Accounts, the

"Separate Accounts"). The Company and the Separate Accounts are collectively referred to

herein as the "Substitution Applicants." The Substitution Applicants and Credit Suisse Trust are

also collectively referred to as the "Section 17 Applicants."

Summary of the Application: The Substitution Applicants seek an order pursuant to

Section 26(c) of the 1940 Act, approving the substitution of shares of the Commodity Return

Strategy Portfolio (the "Replacement Fund"), a series of Credit Suisse Trust, for shares of the

Commodities Return Strategy Portfolio (the "Replaced Fund"), a series of the Northwestern

Mutual Series Fund, Inc. (the "Series Fund"), under each of the variable annuity contracts and variable life insurance policies issued by the Separate Accounts (collectively, the "Contracts"). The Section 17 Applicants seek an order pursuant to Section 17(b) of the 1940 Act exempting them from 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the substitution ("In-Kind Transactions").

Filing Date: The application was filed on March 6, 2013, and the amended and restated application was filed on July 12, 2013.

Hearing or Notification of a Hearing: An order granting the application will be issued unless the Commission orders hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 17, 2013, and should be accompanied by proof of service on the applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Chad E. Fickett, Assistant General Counsel, The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202; Thomas E. Bisset, Esq., Sutherland Asbill & Brennan LLP, 700 Sixth Street, NW, Suite 700, Washington, D.C., 20001-3980; Joanne Doldo, Credit Suisee Asset Management, LLC, One Madison Avenue, New York, New York 10010.

For Further Information Contact: Mark Cowan, Senior Counsel, or Michael L. Kosoff, Branch Chief, Insured Investments Office, Division of Investment Management, at (202) 551-6795.

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Company, on its own behalf and on behalf of their respective separate accounts, proposes to substitute shares of the Replacement Fund for shares of the Replaced Fund held by the Separate Accounts to fund the Contracts.

2.   The Company is the depositor and sponsor of the Separate Accounts.

3.   Each of VA Account A, VA Account B, VA Account C, VL Account and VL Account II is a "separate account" as defined by Rule 0-1(e) under the Act and each is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933. The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

4.   The variable annuity Contracts are either flexible premium variable annuity contracts or unallocated group combination variable annuity contracts. The variable life insurance Contracts are either variable whole life forms of insurance contracts or variable universal life insurance contracts. Under each of the Contracts (the proper form of which is provided to every Contract owner) as well as the prospectus for each Contract, the Company has the right to substitute shares of one fund for shares of another fund managed by either the same investment adviser or by a different investment adviser.

5.   The Replaced Fund is registered as an open-end management investment company and is a series of the Series Fund (File Number 811-03990). It offers its shares only to the Company and the Accounts for purposes of funding the Contracts.

6.   The Replaced Fund has entered into an investment advisory agreement with Mason Street Advisors, LLC ("MSA"), a wholly-owned subsidiary of the Company.

7.   The Series Fund has received an exemptive order from the Commission ("Multi-Manager Order") that permits the Manager, or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Manager, subject to certain conditions, to hire and replace unaffiliated subadvisors and to enter into and amend sub-advisory agreements without shareholder approval.

8.   MSA has entered into a sub-advisory agreement with Credit Suisse Asset Management, LLC ("CSAM"). CSAM is part of the asset management business of Credit Suisse Group AG, a worldwide bank and financial services provider.

9.   The Replacement Fund is registered as an open-end management investment company and is a series of the Series Fund (File Number 811-07261). It offers its shares only to variable annuity and variable life insurance contracts offered by the separate accounts of certain insurance companies, to certain tax-qualified pension and retirement plans and other investment companies.

10.   The Replacement Fund has entered into an investment advisory agreement with CSAM under which CSAM acts as investment adviser for the Replaced Fund's portfolio of investments. CSAM does not have the authority to retain sub-advisers to manage all or a portion of the Replacement Fund's assets without obtaining shareholder approval. CSAM

voluntarily waives fees and reimburse expenses so that the Replacement Fund's annual operating expenses will not exceed 1.05% of average daily net assets.

11.   The Replacement Fund is neither an affiliate nor a second-tier affiliate of the Company or the Accounts. However, for purposes of Section 2(a)(3) of the 1940 Act, after the substitution the Replacement Fund may be deemed an affiliate of the Company and the Accounts, if the Accounts own 5% or more of the shares of the Replacement Fund. CSAM is currently a second-tier affiliate of the Accounts by virtue of its role as investment sub-adviser to the Replaced Fund.

12.   The Substitution Applicants state that the Funds' investment objectives, principal investment strategies and risks are substantially the same. A comparison of the investing objectives, strategies and risks of the Replaced Fund and the Replacement Fund is included in the application.

13.   The following table compares the fees and expenses of the Replaced Fund and the Replacement Fund as of the year ended December 31, 2012:

	The Replaced Fund	The Replacement Fund
Management Fee	0.80%	0.50%
Distribution and Service (12b-1) Fee	None	0.25%
Other Expenses	0.16%	0.59%
Acquired Fund Fees and Expenses	0.07%	N/A
Total Annual Operating Expenses	1.03%[1,2]	1.34%[1,3]
Expense Reimbursement and Fee Waiver	(0.08%)	N/A
Total Annual Operating Expenses After Expense	0.95%[1,4]	1.34%[1]

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[1] Restated to reflect current fees.

[2] Includes fees and expenses incurred indirectly by the Replaced Fund as a result of its investments in investment companies and other pooled investment vehicles as well as the expenses of investing in the NMSF Subsidiary (referred to as "Acquired Fund Fees and Expenses").

[3] "Other Expenses" include expenses of both the Replacement Fund and the Credit Suisse Subsidiary.

[4] MSA has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Replaced Fund (excluding taxes, brokerage, other investment-related costs, interest and dividend expenses and charges and extraordinary expenses) to an annual rate 0.95% of the Replaced Fund's average net assets. This

Reimbursement and Waiver		

14.   The Substitution Applicants state that the reason for the proposed substitution is in response to a recent rule amendment adopted by the CFTC that eliminated the Replaced Fund's ability to rely on the exclusion provided by CFTC Rule 4.5 to avoid regulation as a commodity pool unless it were to substantially curtail its use of futures, options, swaps and other financial instruments now regulated by the CFTC, which would prevent it from pursuing its principal investment strategies. MSA has informed the Replaced Fund's Board of Directors that in light of the consequences of these new regulatory requirements, it has determined to discontinue its services as investment adviser to the Replaced Fund and that the Replaced Fund be terminated. Given these circumstances, the Replaced Fund's Board of Directors, at a meeting of the Board held on February 21, 2013, decided to terminate the Replaced Fund and liquidate its assets as soon as is reasonably practicable.

15.   The Substitution Applicants represent that replacing the Replaced Fund with the Replacement Fund will provide the best possible consistency in terms of investment objectives and strategies, risks, and management, and provides comparable performance. The Replacement Fund has an identical investment objective and nearly identical investment strategies to those of the Replaced Fund. The Replacement Fund also provides the greatest possible continuity of investment management services because the investment adviser to the Replacement Fund is the current sub-adviser to the Replaced Fund, and the same portfolio managers make the day-to-day investment decisions for both Funds. In addition, the Replacement Fund offers an immediate opportunity for increased economies of scale resulting

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expense limitation agreement may be terminated by MSA at any time after April 30, 2014. MSA has entered into an agreement to waive its management fee in an amount equal to the management fee paid to it by the NMSF Subsidiary. This waiver will remain in effect for the life of the Replaced Fund, as long as the Replaced Fund remains invested in the NMSF Subsidiary.

from the infusion of assets currently held by the Replaced Fund, as well as future opportunity

for asset growth due to its availability to other, unaffiliated separate accounts and pension

plans, as well as other investment companies.

16.   The Replaced Fund's total net assets as of May 1, 2013 were $135,658,744, compared to

total net assets of the Replacement Fund of $84,596,457. However, unlike the Replaced Fund,

the availability of the Replacement Fund is not restricted to the Accounts, but instead is available

to the variable separate accounts of multiple insurance companies, pension plans and other

investment companies, offering greater potential for even further asset growth and economies of

scale.

17.   The Company also believes that an important consideration for substituting the

Replacement Fund for the Replaced Fund is Contract owner expectations regarding performance.

For the one year period ended December 31, 2012 investment performance of the Replacement

Fund was 0.26% higher than the Replaced Fund's return for the comparable period (though long-

term performance is less subject to comparison given the relatively recent inception date of the

Replaced Fund). Both Funds, however, share the same Morningstar rankings and categories.

18.   The Substitution Applicants note that the overall expenses of the Replacement Fund are

higher than the overall expenses of the Replaced Fund. In light of this, and consistent with prior

substitution applications, for twenty-four months following the date of the substitution and for

those Contracts with Contract value invested in the Replaced Fund on the date of the proposed

substitution, on or around the last day of each fiscal period (not to exceed a fiscal quarter), the

Company will reimburse Contract owners to the extent the sum of the operating expenses of the

Replacement Fund (taking into account any fee waivers and expense reimbursements) and

subaccount expenses for such period exceeds, on an annualized basis, the sum of the operating expenses of the Replaced Fund (taking into account any fee waivers and expense reimbursements) and subaccount expenses for the fiscal year preceding the date of the proposed substitution.[5] In addition, for twenty-four months following the date of the proposed substitution, the Company will not increase total separate account charges for Contracts outstanding on the date of the proposed substitution.

Legal Analysis and Conditions

19.   By supplements to the Contract prospectuses or by disclosures in the prospectuses for the Contracts for new Contract owners after May 1, 2013, the Company notified existing Contract owners of its intention to take the necessary actions, including seeking the order requested by the Application, to carry out the proposed substitution as described herein. These disclosures advise Contract owners that the Company has filed or would file an application to seek approval of the substitution, and that if the substitution is approved, any Contract value allocated to the subaccount investing in the Replaced Fund on the date of substitution will be automatically transferred to the subaccount investing in the Replacement Fund.

20.   In addition, these disclosures inform Contract owners that any Contract owner not wanting his or her entire Contract value in the Replaced Fund to be automatically transferred to the Replacement Fund on the date of substitution should consider transferring the Contract value in the Replaced Fund to other investment options available under the Contract. The disclosures also inform Contract owners that the Company does not impose charges in connection with the transfer to any of the investment options available under the Contract, nor does the Company impose restrictions on transfers (other than short-term trading restrictions on frequent transfers to prevent market timing transactions and other restrictions noted in the applicable Contract

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[5] For purposes of this limitation, Net Total Annual Operating Expenses of the Replaced Fund are 0.95%. See the fee table comparison in the "Fees and Expenses" section above.

prospectus). Finally, the disclosures explain that the Company bears all expenses related to the substitution, and that there would be no tax consequences for Contract owners as a result of the substitution. Additionally, within five days following the date of substitution, Contract owners affected by the substitution will be notified in writing that the substitution was carried out. This notice will largely restate the information set forth in the prospectus and prospectus supplements described above. The forms of the proposed supplements were attached as exhibits A-1 and A-2, respectively, to the initial Application.[6]

21.   The current summary or statutory prospectus for the Replacement Fund will have been provided to all Contract owners prior to the date of substitution. The Company currently intends the effective date of the substitution to be no later than the fourth quarter of 2013, depending on SEC approval as well as operational or other factors that may affect the implementation of the substitution transaction. The effective date of the substitution may be earlier. All Contract owners will have been given sufficient advance notice of the date on which the substitution will take effect.

22.   The substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the substitution than before the substitution. The proposed substitution will also not be treated as a transfer of Contract value for purposes of determining the number of transfers permitted under the Contracts' short-term trading restrictions.

23.   The Company will not exercise any reserved right it may have under the Contracts to impose additional charges for transfers of accumulated Contract value for a period of at least 30 calendar days following the effective date of the substitution. Similarly, after giving proper notice in advance of the substitution, the Company will permit Contract owners to make their

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[6] *See* File No. 812-14128, filed March 6, 2013 (SEC accession number 0001193125-13-093752).

first transfer of accumulated Contract value out of the Replaced Fund to another investment

option (or the fixed option in the case of certain Variable Annuity contracts), without such

transfer being treated as a transfer for purposes of the Contracts' short-term trading restrictions.

As previously noted, the Contracts do not currently impose (although they reserve the right to

impose) any charges or fees for executing transfers.

Section 26(c) relief:

24.   The Substitution Applicants request that the Commission issue an order pursuant to

Section 26(c) of the 1940 Act approving the substitution by the Company of shares of the

Replacement Fund for shares of the Replaced Fund. Section 26(c) of the 1940 Act requires the

depositor of a registered unit investment trust holding securities of a single issuer to receive

Commission approval before substituting the securities held by the trust.

25.   The Substitution Applicants assert that the proposed substitution is not the type of

substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts

where a depositor could only substitute an investment security in a manner which permanently

affected all the investors in the trust, the Contracts provide each Contract owner with the right to

exercise his or her own judgment and transfer Contract values into other subaccounts and a fixed

option as applicable. Moreover, as is or will be described in appropriate supplements and

elsewhere, the Contracts will offer Contract owners the opportunity to make a one-time transfer

out of the affected subaccount into any of the remaining subaccounts without any cost or

limitation other than those disclosed in the applicable prospectuses previously provided to

Contract owners. Contract owners always have the right to change their allocations at any time

without restrictions or charges of any sort beyond those already noted. The proposed substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

26.   The Substitution Applicants submit that the proposed substitution meets the standards set forth in Section 26(c) and that, if implemented, the substitution would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision. In addition, the Substitution Applicants submit that the proposed substitution meets the standards that the Commission and its Staff have applied to substitutions that have been approved in the past.

Section 17(b) Relief:

27.   The Section 17 Applicants also request an order of the Commission under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Company to carry out the In-Kind Transactions.

28.   Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person ("first tier affiliates" and "second tier affiliates", respectively), acting as principal, from knowingly selling any security or other property to that investment company. Section 17(a)(2) of the 1940 Act generally prohibits such persons acting as principals from knowingly purchasing any security or other property from the registered investment company.

29.   Pursuant to Section 17(a) of the 1940 Act, the Section 17 Applicants may be considered affiliates of one or more of the Funds involved in the proposed substitution, based upon the definition of "affiliated person" under Section 2(a)(3) of the 1940 Act. Section 2(a)(3) defines an "affiliated person" of another person, in relevant part, as "(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding

voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; … (E) if such other person is an investment company, any investment adviser thereof… ."

30.   Shares held by an insurance company separate account are legally owned by the insurance company. The Company does not currently own any part of the Replacement Fund. Therefore, the Replacement Fund is not currently an affiliate (or an affiliate of an affiliate) of the Company's Accounts or the Company despite the fact that the Replaced Fund and the Replacement Fund share an investment adviser, CSAM. It is anticipated, however, that after the substitution transaction one or more of the Company's Accounts would own more than 5% of the Replacement Fund. Under these circumstances, because the proposed substitution may be effected, in whole or in part, by means of in-kind redemptions and subsequent purchases of shares, the proposed substitution may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.

31.   Accordingly, as the Company and the Replacement Fund could be viewed as affiliated persons of one another, it is conceivable that this aspect of the proposed substitution could be viewed as being prohibited by Section 17(a). Therefore, the Section 17 Applicants have determined that, out of an abundance of caution, it is prudent to seek relief from Section 17(a) in the context of this Amended Application for the in-kind purchases and sales of the Replacement Fund's shares.

32.   The Section 17 Applicants submit that the terms of the proposed in-kind purchases of shares of the Replacement Fund, including the consideration to be paid and received, as described in this Amended Application, are reasonable and fair and do not involve overreaching

on the part of any persons concerned. The Section 17 Applicants also submit that the proposed

in-kind purchases will be consistent with the investment policies of the Replaced Fund and the

Replacement Fund, as recited in the current registration statements and reports filed by them

under the 1940 Act. Finally, the Section 17 Applicants submit that the proposed substitution is

consistent with the general purposes of the 1940 Act.

33.   The Section 17 Applicants assert that, to the extent that the in-kind purchases are deemed

to involve principal transactions among affiliated persons, the procedures described below

should be sufficient to assure that the terms of the proposed transactions are reasonable and fair

to all Contract owners. The Section 17 Applicants maintain that the terms of the proposed in-

kind purchase transactions, including the consideration to be paid and received by each Fund, are

reasonable, fair and do not involve overreaching on the part of any person principally because

the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The

proposed transactions will take place at relative net asset values as of the date of substitution in

conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder

with no change in the amount of any Contract owner's Contract value or death benefit or in the

dollar value of his or her investment in any of the Accounts. Contract owners will not suffer any

adverse tax consequences as a result of the substitution. The fees and charges under the

Contracts will not increase because of the substitution.

34.   Even though the Section 17 Applicants may not rely on Rule 17a-7, the Section 17

Applicants believe that the Rule's conditions outline the type of safeguards that result in

transactions that are fair and reasonable to registered investment company participants and

preclude overreaching in connection with an investment company by its affiliated persons. The

board of the Replacement Fund has adopted procedures, as required by paragraph (e)(1) of Rule

17a-7, pursuant to which a series may purchase and sell securities to and from their affiliates.

The Section 17 Applicants will carry out the proposed in-kind purchases in conformity with all

of the conditions of Rule 17a-7 and the Replacement Fund's procedures adopted thereunder,

except that the consideration paid for the securities being purchased or sold may not be entirely

cash. The investment adviser for the Replacement Fund will examine any securities received

from an in-kind redemption, and accept any securities that they would otherwise have purchased

for cash for the Replacement Fund to hold. The circumstances surrounding the proposed

substitution will be such as to offer the Replacement Fund the same degree of protection from

overreaching that Rule 17a-7 provides the Replacement Fund generally in connection with the

purchase and sale of securities under that Rule in the ordinary course of its business. In

particular, the proposed transactions will not be effected at a price that is disadvantageous to the

Replacement Fund.

35.   Although the transactions may not be entirely for cash, each will be effected based upon

(1) the independent market price of the portfolio securities valued as specified in paragraph (b)

of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance

with the procedures disclosed in its registration statement and as required by Rule 22c-1 under

the 1940 Act. Moreover, consistent with Rule 17a-7(d), no brokerage commissions, fees, or

other costs or remuneration will be paid in connection with the proposed transactions, except for

any brokerage commissions paid in connection with the liquidation of the securities that are not

distributed as part of the in-kind redemption, which brokerage costs will be borne by the

Company or its affiliates and not by Contract owners.

36.   Consistent with Section 17(b) and Rule 17a-7(c), any in-kind redemptions and purchases

for purposes of the proposed substitution will be transacted in a manner consistent with the investment objectives and policies of the Funds, as recited in their registration statements. Any

in-kind redemption will be effected on a pro-rata basis, where the Replacement Fund will receive

an approximate proportionate share of every security position in the Replaced Fund's portfolio in

accordance with the Signature Letter, as supplemented by the SEC in subsequent no-action

letters. CSAM, the adviser to the Replacement Fund, will examine the securities being

transferred to the Replacement Fund to ensure they are consistent with the Replacement Fund's

investment objective and policies and will retain only those securities that it would have acquired

for the Replacement Fund in a cash transaction. In addition, the redeeming and purchasing

values of such securities will be the same.

37.   The Section 17 Applicants submit that the in-kind redemptions and purchases described

above are consistent with the general purposes of the 1940 Act as stated in the Findings and

Declaration of Policy in Section 1 of the 1940 Act and that the proposed transactions do not

present any of the conditions or abuses that the 1940 Act was designed to prevent. The

Commission has previously granted relief to others based on similar facts. The Section 17

Applicants represent that the proposed in-kind purchases meet all the requirements of Section

17(b) of the 1940 Act and request that the Commission issue an order pursuant to Section 17(b)

of the 1940 Act exempting them from the provisions of Section 17(a) to the extent necessary to

permit the Company, on behalf of the Accounts, to carry out in-kind the proposed substitution by redeeming shares of the Replaced Fund in-kind and using securities distributed as redemption proceeds to purchase shares of the Replacement Fund.

Conclusion:

For the reasons and upon the facts set forth above and in the application, the Substitution Applicants and the Section 17 Applicants believe that the requested orders meet the standards set forth in Section 26(c) of the Act and Section 17(b) of the Act, respectively, and should therefore, be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary